Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 7

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	The Jax Apartments
Type of Entity	Limited Partnership
State of Formation	Delaware
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 322 units ● Currently 93.5% occupied ● Rental range: $885 to $1,465
Location of Project	12222 Vance Jackson Rd San Antonio, TX 78230
Purchase Price	$40,050,000 on August/2019
Total Project Cost	$45,455,255
Proposed Financing (Subject to Change and Satisfaction of Contingencies)	● $3,095,185 loan ● 10 Year Term ● Interest-only for 5 years ● Interest rate is Fixed (10 Year Treasury +.195) ● Commitment fee of .50% of Loan Amount ● Guaranteed ● Prepay Penalty
Nature of Company’s Interest in Project Entity	Partnership Interest
Amount of Actual or Anticipated Investment	$450,000.00
Fees and Compensation to Sponsor	Acquisition, Asset Management, Construction Management, Property Management, Utility Billing Management
Distributions to Sponsor	10% Preferred Return, 90/10 split up to 12.5% IRR, 80/20 up to 15% IRR, 75/25 up to 17.5% and 65/35 split thereafter.